FOR IMMEDIATE RELEASE

PRIME ACQUISITION CORP.

ANNOUNCES OVER-ALLOTMENT OPTION EXERCISED

New York, New York, May 10, 2011 – Prime Acquisition Corp. (Nasdaq: PACQU) (the “Company”) today announced that Chardan Capital Markets, LLC (“Chardan”), the lead underwriter of its initial public offering, has exercised the over-allotment option on the behalf of the underwriters in part, for a total of an additional 52,975 units. Each unit consists of one share of common stock and one warrant.

Chardan acted as lead managing underwriter in the offering and Rodman & Renshaw, LLC and Maxim Group LLC acted as co-managers of the offering. Copies of the prospectus for the offering may be obtained from Chardan Capital Markets, LLC, 17 State Street, Suite 1600, New York, New York, 10004, Attn: George Kaufman.

Prime Acquisition Corp. is a blank check company recently formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on March 24, 2011. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Contact:
William Yu
408-431-7286